UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from                    to                   .

Commission file number 01-06140

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dillard’s, Inc.

1600 Cantrell Road

Little Rock, Arkansas 72201

REQUIRED INFORMATION

1.	An audited Statement of Net Assets Available for Benefits as of December 31, 2025 and December 31, 2024 for the Dillard’s, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.
2.	An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 for the Dillard’s, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June
Dillard’s, Inc. Investment & Employee Stock Ownership Plan

Date: June 9, 2026	/s/ Michael I. Draper
Michael I. Draper
Member, Administrative Committee

DILLARD’S, INC. INVESTMENT & EMPLOYEE

STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2025 and 2024

DILLARD’S, INC. INVESTMENT & EMPLOYEE

STOCK OWNERSHIP PLAN

Little Rock, Arkansas

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Dillard’s, Inc. Investment & Employee Stock Ownership Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Dillard’s, Inc. Investment & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Oklahoma City, Oklahoma

June 9, 2026

2

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS

Investments, at fair value:
Dillard’s, Inc. common stock	$2,742,549,187	$2,093,312,977
Mutual funds	289,167,714	250,803,377
Collective trust funds	572,162,790	525,484,091
Total investments	3,603,879,691	2,869,600,445

Non-interest bearing cashs	2,237,795	3,636,231

Receivables:
Employer contributions	10,487	13,357
Accrued interest & dividends	138,588,966	123,170,288
Notes receivable from participants	7,382,583	7,576,739
Total receivables	145,982,036	130,760,384

Total assets	3,752,099,522	3,003,997,060

LIABILITIES

Administrative expenses payable	59,303	45,072
Other liabilities	2,356	—
Total liabilities	61,659	45,072

NET ASSETS AVAILABLE FOR BENEFITS	$3,752,037,863	$3,003,951,988

The accompanying notes are an integral part of these financial statements.

3

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:

Investment income:
Net appreciation in fair value of investments	$874,091,760
Dividends	161,198,245
Other	61,076
Total investment income	1,035,351,081

Interest income on notes receivable from participants	577,342

Contributions:
Participant	53,304,004
Employer	23,101,142
Total contributions	76,405,146

Total additions	1,112,333,569

DEDUCTIONS:

Distributions to participants	361,829,181
Administrative expenses	2,418,513
Total deductions	364,247,694

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	748,085,875

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	3,003,951,988

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,752,037,863

The accompanying notes are an integral part of this financial statement.

4

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard’s, Inc. Investment & Employee Stock Ownership Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan document, which is available from the Plan Administrator.

General: The Plan is a defined contribution plan covering eligible employees of Dillard’s, Inc. and participating subsidiaries (collectively, the “Company”, “Employer” or “Plan Sponsor”). The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Milliman, Inc. is the Plan’s recordkeeper. Charles Schwab Trust Bank is the Plan’s directed trustee for all investment funds other than the Dillard’s Stock Fund. Newport Trust Company is the trustee for the Dillard’s Stock Fund. As trustee for the Dillard’s Stock Fund, Newport Trust Company has the exclusive fiduciary authority and responsibility for deciding whether the Dillard’s Stock Fund should remain as an investment option under the Plan. Newport Trust Company has the authority to restrict investment in the Dillard’s Stock Fund, or to sell or otherwise dispose of all or any portion of Company common stock held in the Dillard’s Stock Fund (subject to any practical or legal restrictions). In the event of a sale or other disposition, Newport Trust Company would designate an alternate investment fund under the Plan for the temporary investment of any proceeds. Newport Trust Company has no responsibility for any investment fund under the Plan other than the Dillard’s Stock Fund.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period. Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in the Dillard’s Stock Fund of up to 6% of participants’ eligible earnings. Company matching contributions are also invested in the Dillard’s Stock Fund.

The Plan allows participants to diversify all or a portion of the Dillard’s Stock Fund allocated to the participants’ accounts at any time. The accounts intended to constitute an employee stock ownership plan (“ESOP”) as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in the Dillard’s Stock Fund.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan year following the Plan year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan years to achieve a maximum rate of 6%.

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year “cliff vesting” schedule, and a Company match formula. Under this formula, participants who are eligible for Company matching contributions will receive a matching contribution equal to 100% on the first 1% of a participant’s eligible earnings contributed to the Plan and 50% on the next 5% of a participant’s eligible earnings contributed to the Plan, for a maximum Company matching contribution of 3 1/2%. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

5

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible earnings. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Plan’s Qualified Default Investment Alternative, the Conservative to Moderate Model Portfolio (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the Plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an Individual Retirement Account (“IRA”).

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and Rollover contributions into a variety of investments offered under the Plan.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, Inc. (“The Newport Group”) to serve as the independent investment advisor for the Plan.

Effective February 25, 2025, the DFA US Small Cap Value Portfolio Inst Fund and the T. Rowe Price Integrated US Small Cap Growth Equity Fund I replaced the Goldman Sachs Small Cap Value Fund Inst I and the ClearBridge Small Cap Growth A Fund, respectively. There was no blackout period related to these changes.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and with an allocation of the Company’s contributions, if eligible, and Plan earnings or losses, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested portion of their accounts.

Vesting: Participants are immediately vested in participant contributions, rollovers, dividends paid on Company stock, and the earnings or losses thereon. Vesting in the Company’s contribution portion of the participant’s accounts plus earnings or losses thereon is based on years of service, or in the event of death, disability or retirement, the participant is entitled to 100% of his or her account balance. Matching contributions vest after a participant completes 2 or more years of service, except in the case of certain merged accounts, which were fully vested upon transfer. Nonvested balances are forfeited upon distribution of a terminated participant’s account and are used to reduce the amount of the Company’s future contributions to the Plan.

Forfeitures: Forfeitures are used by the Plan to reduce future employer contributions. For the year ended December 31, 2025 the amount of forfeitures utilized to reduce employer contributions was approximately $1.4 million.

6

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Participants have the right to demand that benefits be paid in the form of Company stock. Notwithstanding the foregoing, if the participant’s total vested account balances exceed $1,000 but are not more than $5,000, the participant’s total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the participant’s total vested account balance is $1,000 or less and the participant did not make a distribution election, the participant’s total vested account balance will be distributed in the form of a cash lump sum distribution. If the participant’s total vested account balance is at least $200 but less than $1,000, at least 30 days prior to the distribution being made, the participant will be provided a tax notice which summarizes rules related to rollovers, income tax and penalties, and may elect during the 30-day period to have the distribution rolled over in a tax-deferred rollover.

Participant Employee Stock Ownership Plan Dividends: With respect to dividends paid on Company stock, participants may elect to either receive the dividends as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund.

Withdrawals Prior to Termination: At any time, a participant may withdraw all or a portion of their Voluntary After- Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½, participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. A participant who has attained age 65 may request a withdrawal of the balance of their vested accounts at any time.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions or loan payoffs made directly to Milliman.

7

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of the Plan’s financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Repayments of principal and interest are received through weekly payroll deductions or loan payoffs made directly to Milliman and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

8

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024.

	Fair Value Measurements
	At December 31, 2025
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Company common stock (1)	$2,742,549,187	$—	$—	$2,742,549,187
Mutual funds	289,167,714	—	—	289,167,714
Total assets in the fair value hierarchy	$3,031,716,901	—	—	3,031,716,901
Collective trust funds measured at net asset value (2)				572,162,790
Investments at fair value				$3,603,879,691

	Fair Value Measurements
	At December 31, 2024
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Company common stock (1)	$2,093,312,977	$—	$—	$2,093,312,977
Mutual funds	250,803,377	—	—	250,803,377
Total assets in the fair value hierarchy	$2,344,116,354	—	—	2,344,116,354
Collective trust funds measured at net asset value (2)				525,484,091
Investments at fair value				$2,869,600,445

(1)The quoted market price of Company common stock on December 31, 2025 was $606.34 per share and on December 31, 2024 was $431.74 per share. The quoted market price of Company common stock on the latest practical date of June 1, 2026 was $588.19 per share.
(2)In accordance with Accounting Standards Codification, Fair Value Measurement (Subtopic 820-10), certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments in the Dillard’s Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange.

The Plan has investments in collective trust funds managed by State Street, Harbor Funds and SEI Trust Company. Investment in participation units of the collective trust funds is presented at fair value each business day, as determined by the net asset value of the collective trust funds pursuant to the policies and procedures approved by the trustee. The net asset value is used as the practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily. Redemption for the collective trust is permitted daily with no other restrictions or notice periods and there were no unfunded commitments for these funds as of December 31, 2025 and 2024. Further, these collective funds are Direct Filing Entities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent

9

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s payment of recordkeeping fees to Milliman, Inc. are party-in-interest transactions.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, to serve as the independent investment advisor for the Plan. The Newport Group (1) recommends mutual funds and collective trust funds to be included in the Plan’s investment menu, (2) monitors the performance of those funds against certain pre-determined standards, and (3) recommends the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. Fees paid by the Plan to the Newport Group are party-in-interest transactions.

Newport Trust Company is the trustee for the Dillard’s Stock Fund. Fees paid by the Plan to the Newport Trust Company are party-in-interest transactions. The Plan held 4,523,121 and 4,848,550 shares of Dillard’s, Inc. Class A common stock, which represents 73.1% and 69.7% of net assets available for benefits, at December 31, 2025 and 2024, respectively. The Plan recognized dividend income of $142,304,423 during 2025 from this related-party investment.

Other providers render legal, accounting and administrative services to the Plan. Fees paid by the Plan to these providers are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan during 2025.

NOTE 5 - TAX STATUS

The Plan obtained its latest favorable determination letter dated November 1, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and was determined to be qualified, and therefore, the related trust was exempt from tax. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt, as of the financial statement date.

U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 6 - SUBSEQUENT EVENTS

A special dividend of $30 per share payable on Company stock on January 5, 2026 to shareholders of record as of December 12, 2025 was included in dividends receivable and dividend income in the financial statements as of and for the year ended December 31, 2025. Plan participants may elect to receive dividends paid on Company stock as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund. Plan participants elected to receive $82.8 million of the total $137.2 million special dividend as cash distributions from the Plan as of the required election date of January 2, 2026.

Effective January 1, 2026, the Administrative Committee approved an amendment to the Plan to allow for designated Roth 401(k) contributions. This feature allows participants to make after-tax contributions, subject to the same limitations and restrictions as the pre-tax contributions, which are maintained in separate designated Basic Roth or Voluntary Roth accounts.

The Plan is not aware of any other subsequent events which would require disclosure to the financial statements.

******

11

DILLARD’S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2025

Plan Sponsor: Dillard’s, Inc.

Employer Identification Number: 71-0388071

Plan Number: 111

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borrower, Lessor or	Description of Investment including Maturity Date, Rate of
	Similar Party	Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock:
*	Dillard’s, Inc.	Common Stock, par value $.01	**	$2,742,549,187

	Mutual Funds:
	American Funds	American Funds EuroPacific Growth Fund R6	**	26,976,504
	Dodge & Cox	Dodge & Cox Income X	**	85,442,739
	American Funds	American Funds Washington Mutual Investors R6 Fund	**	76,506,116
	DFA	DFA US Small Cap Value Portfolio Inst Fund	**	20,072,332
	JP Morgan	JP Morgan Mid Cap Equity R6 Fund	**	42,709,216
	T. Rowe Price	T. Rowe Price Integrated US Small Cap Growth Equity Fund I	**	14,365,792
	DFA	DFA World ex U.S. Core Equity Index Inst Fund	**	23,095,015
		Total mutual funds		289,167,714

	Collective Trust Funds:
	Harbor Funds	Harbor Capital Appreciation CIT Class 4	**	92,763,091
	State Street	State Street Russell Small/Mid Cap Index SL Class II	**	17,518,037
	State Street	State Street Global All Cap Equity ex-US Index SL Class II	**	41,269,500
	State Street	State Street U.S. Bond Index SL Class XIV	**	43,845,707
	State Street	State Street S&P 500 Index SL Class II	**	168,810,711
	State Street	State Street U.S. Inflation Protected Bond Index SL Class II	**	30,819,682
	SEI Trust Company	Galliard Stable Return Fund X	**	177,136,062
		Total collective trust funds		572,162,790

*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 9.5% maturing through November 2035	—	7,382,583

		Total Assets Held for Investment		$3,611,262,274

* Party-in-interest.

** Column (d) is not applicable for participant-directed investments.

12